ONE EQUITY PARTNERS OPEN WATER I CORP.

c/o OEP Open Water I Holdings, LLC

510 Madison Avenue, 19th Floor

New York, New York 10022

January 19, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	One Equity Partners Open Water I Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 14, 2021
File No. 333-251925

Ladies and Gentlemen:

This letter sets forth responses of One Equity Partners Open Water I Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 15, 2021, with respect to the above referenced Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently publicly filing the Registration Statement with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement, as so amended. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No.1 to Registration Statement on Form S-1 filed January 14, 2021

Risk Factors, page 34

1. Staff’s comment: Please include a risk factor to highlight that as the number of special purpose acquisition companies evaluating targets increases, attractive targets may become scarcer and there may be more competition for attractive targets which could increase the cost of your initial business combination and could even result in your inability to find a target or to consummate an initial business combination.

Response: The Company acknowledges the Staff’s comment and has included the requested risk factor on page 36.

Signatures, page II-7

2. Staff’s comment: Please include the signatures of a majority of your board of directors below the second paragraph of text required on the Signatures page.

Response: The Company has added the signature of the second member of the board of directors to the Signatures page.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 and Ross M. Leff at (212) 446-4947 of Kirkland & Ellis LLP.

Sincerely,

/s/ Jessica Marion

Jessica Marion Chief Financial Officer

Via E-mail:

cc:	Christian O. Nagler
Ross M. Leff
Kirkland & Ellis LLP
Paul D. Tropp
Rachel D. Phillips
Ropes & Gray LLP